UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Long Blockchain Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

542614 102

(CUSIP Number)

Court Cavendish Ltd.

The Care House

Randalls Way

Leatherhead, Surrey KT22 7TW, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 542614 102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Court Cavendish Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,616,045 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,616,045 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,616,045 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 542614 102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dr. Chai Patel CBE FRCP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,616,045 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,616,045 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,616,045 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 542614 102	SCHEDULE 13D	Page 4 of 8 Pages

This Schedule 13D (“Schedule 13D”) is filed by Dr. Chai Patel CBE FRCP and Court Cavendish Ltd. (“Court Cavendish”, together with Dr. Patel, the “Reporting Persons”) with respect to ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Long Blockchain Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 18,101,246 shares of Common Stock outstanding as of July 31, 2018.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 12-1 Dubon Court, Farmingdale, New York 11735.

Item 2. Identity and Background.

Court Cavendish is a company incorporated in England and Wales under Company No. 04290684. The principal business conducted by Court Cavendish is providing operational and financial consulting services for social care and health care organizations. Dr. Chai Patel is an individual British citizen.

The directors and executive officers of Court Cavendish (the “Principals”) are:

Name	Citizenship
Dr. Chai Patel	British
Katharine Patel	British
Catherine Valenti	British

The business address of the Reporting Persons and each of the Principals is The Care House, Randalls Way, Leatherhead, Surrey, KT22 7TW, United Kingdom.

None of the Reporting Persons or the Principals have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or the Principals have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 542614 102	SCHEDULE 13D	Page 5 of 8 Pages

Item 3. Sources and Amount of Funds or Other Consideration.

On December 21, 2017, Court Cavendish entered into a Loan and Option Agreement (the “Facility”) with the Issuer, pursuant to which Court Cavendish agreed to make available to the Company a borrowing facility of an aggregate of $2,000,000 with the option to increase this amount to $4,000,000 if certain conditions were met. On December 21, 2017, the Issuer made an initial drawdown in the principal amount of $750,000 and issued to Court Cavendish three-year warrants to purchase 100,000 shares of Common Stock at a price of $3.00 per share. The exercise price of the warrants is subject to adjustment for stock splits, stock dividends, and similar events, and the warrants may be exercised on a cashless basis.

On December 26, 2017, the amount of the initial $750,000 drawdown under the Facility, and accrued unpaid interest thereon, was converted into 250,233 shares of Common Stock in accordance with the terms of the Facility as in effect at such time.

On January 15, 2018, the Issuer made a second drawdown under the Facility in the principal amount of $750,000. On January 30, 2018, the Issuer made a third drawdown under the Loan and Option Agreement in the principal amount of $500,000.

On May 4, 2018, Court Cavendish and the Issuer entered into an Amended and Restated Loan and Option Agreement (the “Restated Facility”). Under the Restated Facility, Court Cavendish agreed to make available an additional $1,500,000 borrowing facility (the “First Extension”), and the Issuer was given the option to request additional availability of $500,000 (the “Second Extension”). The Issuer made a drawdown on May 8, 2018 in the amount of $1,000,000. The Issuer was required to pay to Court Cavendish a facility fee of 7% of the First Extension amount, in cash or shares of Common Stock valued at $0.40 per share, and the Issuer elected to pay the facility fee in shares of Common Stock by issuing to Court Cavendish 262,500 shares of Common Stock.

Under the Restated Facility, the Company also issued to Court Cavendish four-year warrants to purchase 1,200,000 shares of Common Stock at a price of $0.50 per share. The Issuer agreed, upon each drawdown under the Second Extension, to issue a warrant to purchase 0.8 shares of Common Stock per dollar of the drawdown, such warrant(s) to have an exercise price of $0.50 per share. The exercise price of the warrants is subject to adjustment for stock splits, stock dividends, and similar events, and the warrants may be exercised on a cashless basis.

Interest on the outstanding amount under the Restated Facility accrues at the rate of 12.5% per annum and is payable quarterly in cash or Common Stock at $0.40 per share, at the Issuer’s option. All principal and accrued unpaid interest will be due and payable on December 21, 2018, and is payable, at Court Cavendish’s option, in cash or shares of Common Stock valued at $0.40 per share. Court Cavendish also has the option, exercisable at any time prior to maturity, to convert the outstanding principal and unpaid accrued interest into shares of Common Stock at a price per share such that the average conversion price of all shares issued to Court Cavendish upon conversion, including shares previously issued upon conversion of the initial $750,000, is $0.40 per share.

CUSIP No. 542614 102	SCHEDULE 13D	Page 6 of 8 Pages

Pursuant to the Restated Facility, Court Cavendish was granted a right of first refusal in any future sale of capital stock of the Issuer for cash.

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Court Cavendish may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including pursuant to the Restated Facility and the warrants issued thereunder.

Except as discussed above, neither Dr. Patel, nor Court Cavendish, nor the Principals, has any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Court Cavendish is the beneficial owner of 9,616,045 shares of Common Stock, or approximately 34.7% of the Issuer’s outstanding shares of Common Stock. Such beneficial ownership includes 1,300,000 shares of Common Stock that are subject to exercisable warrants and includes 7,803,312 shares of Common Stock that may be issued upon conversion of the Facility. Court Cavendish has sole voting and dispositive power over the shares that it beneficially owns.

Dr. Patel is the controlling person of Court Cavendish. Accordingly, he may be deemed to have voting and dispositive power over the shares of Common Stock held by Court Cavendish. Dr. Patel disclaims ownership of the Common Stock held by Court Cavendish, except to the extent of his pecuniary interest therein.

None of the Principals beneficially own any shares of Common Stock.

CUSIP No. 542614 102	SCHEDULE 13D	Page 7 of 8 Pages

In the last 60 days, Court Cavendish has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information under Item 3 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Amended and Restated Loan and Option Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 9, 2018).
99.2	Form of Warrant.
99.3	Joint Filing Agreement, dated as of August 30, 2018, by and between Court Cavendish Ltd. and Dr. Chai Patel.

CUSIP No. 542614 102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2018

COURT CAVENDISH LTD.

By:	/s/ Catherine Valenti
Name:	Catherine Valenti
Title:	Director

Dr. Chai Patel
Dr. Chai Patel CBE FRCP